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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             STIFEL FINANCIAL CORP.
         (Name of Subject Company (issuer) and Filing Person (offeror))

             Common Stock, Par Value $0.15 Per Share, and associated
                        Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                    860630102
                      (CUSIP Number of Class of Securities)

                             Thomas A. Prince, Esq.
                    Senior Vice President and General Counsel
                             Stifel Financial Corp.
                               501 North Broadway
                            St. Louis, Missouri 63102
                                 (314) 342-2000
                               Fax: (314) 342-2850
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:

                               Thomas C. Erb, Esq.
                          Lewis, Rice & Fingersh, L.C.
                               500 North Broadway
                                   Suite 2000
                            St. Louis, Missouri 63102
                                 (314) 444-7600
                               Fax: (314) 612-7613

                            Calculation of Filing Fee

Transaction valuation:(1)                                Amount of filing fee:
----------------------                                   ---------------------
    $11,262,500                                                 $911.14

(1) Calculated solely for purposes of determining the filing fee, based on the purchase of 850,000 shares of common stock of Stifel Financial Corp. at the tender offer purchase price of $13.25 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A                           Filing Party: N/A
         Form or Registration Number: N/A                      Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

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This Tender Offer Statement on Schedule TO relates to the commencement by Stifel
Financial Corp., a Delaware corporation ("Purchaser"), of its offer to purchase up to 850,000 shares ("Shares") of common stock, par value $0.15 per share, of Purchaser at a price of $13.25 per Share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated September 5, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer."

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the caption "Questions and Answers About the Offer" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the issuer is Stifel Financial Corp., a Delaware corporation. The Purchaser's principal executive offices are located at 501 North Broadway, St. Louis, Missouri 63102. The telephone number of the Purchaser is (314) 342-2000.

(b) Securities. The equity securities that are the subject of the tender offer are shares of common stock, par value $0.15 per share and the associated preferred stock purchase rights. As of August 15, 2003, there were 7,085,226 shares of common stock issued and outstanding.

(c) Trading Market and Price. The equity securities that are the subject of the Offer are traded on the New York Stock Exchange. The high and low sales price for the securities for each quarter during the past two years is incorporated herein by reference from the Offer to Purchase under the caption "8. Price Range of Shares; Dividends."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. Stifel Financial Corp. is the subject company and the filing person. The Purchaser's principal executive offices are located at 501 North Broadway, St. Louis, Missouri 63102. The telephone number of the Purchaser is (314) 342-2000. The information set forth in the Offer to Purchase under the caption "11. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the Offer to Purchase under the captions "1. Number of Shares; Proration"; "3. Certain Effects of the Offer"; "4. Procedures For Tendering Shares"; "5. Withdrawal Rights"; "6. Purchase of Shares and Payment of Purchase Price"; "7. Conditions of the Tender Offer"; "13. Certain United States Federal Income Tax Consequences"; "14. Extension of the Tender Offer; Termination; Amendment" and in the Letter of Transmittal is incorporated herein by reference.

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(b) Purchases. The Purchaser has been advised that none of its directors or executive officers plan to participate in the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements involving the subject company's securities. The information set forth in the Offer to Purchase under the caption "11. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in the Offer to Purchase under the caption "2. Purpose of the Offer" is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "2. Purpose of the Offer" is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the captions "2. Purpose of the Offer" and "11. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference. Except as otherwise disclosed in the Offer to Purchase, neither Stifel nor, to the best of Stifel's knowledge, any of its affiliates, directors or executive officers has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Stifel or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of Stifel or any of its subsidiaries; (3) any material change in Stifel's present dividend rate or policy, or indebtedness or capitalization;
(4) any change in Stifel's present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer;
(5) any other material change in Stifel's corporate structure or business; (6) the common securities of Stifel being delisted from the NYSE; (7) any class of Stifel's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (8) the suspension of Stifel's obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of Stifel or the disposition of securities of Stifel; or (10) any change in Stifel's restated certificate of incorporation, amended by-laws or other governing instruments or other actions which could impede the acquisition of control of Stifel.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption "9. Source and Amount of Funds" is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Offer to Purchase under the subcaptions "Beneficial Ownership of Directors and Executive Officers" and "Beneficial Ownership of Certain Other Persons" under the caption "11. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

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(b) Securities Transactions. The information set forth in the Offer to Purchase under the subcaption "Transactions in Our Common Stock" under the caption "11. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitation or Recommendation.  Not applicable.

ITEM 10. FINANCIAL STATEMENTS

(a) Financial Information and (b) Pro Forma Information. Purchaser's financial statements are not deemed material to the Offer because this is a cash-only issuer tender offer without a financing condition by a public issuer. However, Purchaser's financial statements are incorporated by reference from Item 8 of Purchaser's Annual Report on Form 10-K for the year ended December 31, 2002 and from Part I, Item 1 of Purchaser's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003. These materials are also incorporated by reference under the subcaption "Incorporation by Reference" under the caption "10. Information About Us" in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information related to applicable regulatory requirements which must be complied with and approvals which must be obtained in connection with the tender offer set forth in the Offer to Purchase under the captions "3. Certain Effects of the Offer"; and "12. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference. The information set forth in the Offer to Purchase under the subcaptions "Other Agreements" and "Employment Agreements and Other Compensation Arrangements" under the caption "11. Interest of Directors, Executive Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(A)       Offer to Purchase, dated September 5, 2003.

(a)(1)(B)       Letter of Transmittal.

(a)(1)(C)       Notice of Guaranteed Delivery.

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 5, 2003.

(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 5, 2003.

(a)(1)(F) Letter to Participants in the Stifel, Nicolaus Profit Sharing 401(k) Plan, dated September 5, 2003

(a)(1)(G)       Trustee Direction Form.

(a)(2)          Not applicable.

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(a)(3)          Not applicable.

(a)(4)          Not applicable.

(a)(5)(A) Letter to stockholders from the Chairman and Chief Executive Officer of Stifel Financial Corp., dated September 5, 2003.

(a)(5)(B) Press Release dated September 5, 2003 announcing the commencement of the Offer.

(b)             Not applicable.

(d)(1) Amended and Restated Stifel Financial Corp. 2001 Incentive Stock Plan, incorporated herein by reference to Appendix A to Stifel Financial Corp.'s Proxy Statement on Schedule 14A filed April 11, 2002.

(d)(2) Form of Indemnification Agreement with directors dated as of June 30, 1987, incorporated herein by reference to Exhibit 10.2 to Stifel Financial Corp.'s Current Report on Form 8-K (date of earliest event reported - June 22, 1987) filed July 14, 1987.

(d)(3) Employment Letter with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10(l) to Stifel Financial Corp.'s Annual Report on Form 10-K (File No. 1-9305) for the year ended December 31, 1997.

(d)(4) Stock Unit Agreement with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10(j)(2) to Stifel Financial Corp.'s Annual Report on Form 10-K (File No. 1-9305) for the year ended December 31, 1998.

(d)(5) Promissory Note dated August 1, 1999, from Tom Prince payable to Stifel, Nicolaus & Company, Incorporated, incorporated herein by reference to Stifel Financial Corp.'s Annual Report on Form 10-K (File No. 001-9305) for the year ended December 31, 2001, filed on March 27, 2002.

(d)(6) Promissory Note dated March 5, 2002, from Tom Prince payable to Stifel, Nicolaus & Company, Incorporated, incorporated herein by reference to Stifel Financial Corp.'s Annual Report on Form 10-K (File No. 001-9305) for the year ended December 31, 2001, filed on March 27, 2002.

(d)(7) Stock Unit Agreement with James M. Zemlyak dated January 11, 2000, incorporated herein by reference to Exhibit 10(s) to Stifel Financial Corp.'s Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.

(d)(8) Stock Unit Agreement with Scott B. McCuaig dated December 20, 1998, incorporated herein by reference to Exhibit 10(t) to Stifel Financial Corp.'s Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.

(d)(9) Amended and Restated Promissory Note dated December 21, 1998, from Ronald J. Kruszewski payable to Stifel Financial Corp., incorporated herein by reference to Exhibit 10.(u) to Stifel Financial Corp.'s Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.

(g) Transcript of Statements to be made to Stockholders by Officer/Employees of Stifel Financial Corp. Regarding Self-Tender Offer.

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(h)             Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2003

                                        By: /s/ RONALD J. KRUSZEWSKI
                                            --------------------------------
                                            Ronald J. Kruszewski
                                            Chairman and Chief Executive Officer

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